SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Monster Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

611742107
(CUSIP Number)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax Avenue, Suite 1100

Denver, Colorado 80202

(408) 920-5999

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611742107	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON MEDIANEWS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,300,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,300,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,300,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 611742107	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 14, 2016 (“Amendment No. 1,” together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 30, 2016, the Reporting Person filed with the SEC a preliminary consent statement on Schedule 14A (the “Consent Statement”) in connection with its solicitation of written consents of the Issuer’s stockholders (the “Consent Solicitation”) to take the following actions: (1) repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) currently in effect that was not included in the Bylaws filed with the SEC on March 21, 2016; (2) remove, without cause, all seven members of the current Board; (3) amend Article III, Section 1 of the Bylaws to fix the size of the Board at seven members; and (4) elect the Reporting Person’s seven nominees to the Board: Joseph Anto, Ethan Bloomfield, Daniel Dienst (“ Mr. Dienst”), Heath Freeman, Kevin Gregson, Lowell Robinson, and Gregory Slayton (collectively, the “Nominees”).

The Reporting Person anticipates that if its slate of nominees is elected, the new Board, subject to its review of the Issuer’s business and exercise of its fiduciary duties, will appoint Mr. Dienst as interim Chief Executive Officer while the new Board conducts a search for a full-time Chief Executive Officer, with Mr. Dienst being paid $100,000 per month and receiving expense reimbursement and customary benefits.

In addition, on September 30, 2016, the Reporting Person issued a press release (the “Press Release”), setting forth information about the Consent Solicitation and the Nominees and giving its reasons for engaging in the Consent Solicitation. The foregoing summary of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached as Exhibit 3 to this Schedule 13D and which is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person has an understanding with Mr. Dienst pursuant to which, subject to certain conditions, Mr. Dienst may be entitled to a percentage of the Reporting Person’s net appreciation of its Common Stock during the period starting on the announcement of the Nominees and ending on the Mr. Dienst’s election or appointment to the Board. In the event the Consent Solicitation is unsuccessful and Mr. Dienst is not elected or appointed to the Board, Mr. Dienst may otherwise be entitled to a percentage of the Reporting Person’s net appreciation. If Mr. Dienst is elected to the Board, he will not be entitled to any of the Reporting Person’s net appreciation for any period following his appointment or to any other payments from the Reporting Person in connection with his service.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Press Release, dated September 30, 2016.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2016

MEDIANEWS GROUP, INC.

By:	/s/ Joseph Anto
Name: Joseph Anto
Title: Authorized Signatory